SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

20 September 2011

BP P.L.C.
SECOND QUARTER INTERIM DIVIDEND FOR 2011
ALLOTMENTS FOR SCRIP DIVIDEND PROGRAMME

Ordinary Shares
BP p.l.c. confirms the allotment and issue of 14,803,092 ordinary shares of US$0.25 each ("shares") to shareholders who elected to receive ordinary shares under the Scrip Dividend Programme as an alternative for the second quarter interim dividend for 2011, payable on 20 September 2011.  The shares rank pari passu with the existing issued ordinary shares of the Company.

Following the issue of the above shares, the number of ordinary shares in issue will be 20,801,811,964 of which 1,843,170,906 are held as treasury shares leaving a balance of 18,958,641,058 ordinary shares with voting rights.

Application has been made to the Financial Services Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading.  Dealings in the shares are expected to commence on 20 September 2011.

American Depositary Shares ("ADSs")
In accordance with the terms of the Scrip Dividend Programme for ADS holders and the Deposit Agreement between BP p.l.c. and the Depositary, JPMorgan Chase Bank, 587,165.37 ADSs (each representing 6 ordinary shares) are to be issued to ADS holders who elected to receive ADSs under the Scrip Dividend Programme.  This number reflects an adjustment for UK Stamp Duty Reserve Tax (1.5%) and the fee payable to the Depositary under the Deposit Agreement ($0.05 per ADS).  Application has been made to the New York Stock Exchange for the listing of the ADSs on the New York Stock Exchange.  Dealings in the ADSs are expected to commence on 20 September 2011.

David Pearl

Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 20 September 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary